

Paul Soanes · 3rd

Founding Partner at Worth Capital
London, England, United Kingdom · **Contact info**
500+ connections

🔒 **Message**   More

Worth Worth Capital

Kingston University Kingston University

Experience

Founding Partner
Worth Capital
Aug 2014 – Present · 6 yrs 10 mos
London, United Kingdom

A unique approach to finding and funding small businesses in high growth sectors.

As the engine behind the UK's largest seed funding competition – The Start-Up Series – Worth Capital uncovers the very best start-up businesses and entrepreneurs of tomorrow, whilst providing investors with an attractive, tax efficient EIS & SEIS investment portfolio via the Start-Up Series Fund.

> START-UP Win up to £250,000 of
> 🔗 equity funding for your...

Co-Founder & Director
iD
Feb 1994 – Present · 27 yrs 4 mos
www.idagency.com

iD Experiential, which I co-founded in 1994, is one the UK's leading experiential agencies, specialising in driving trial and sales for some of the UK's biggest brand owners. Winner of an ISP Gold Award in 2009 and 3 FMBE Gold Awards in 2010. Now ranked 4th in the UK by Marketing Magazine's 2012 survey.

> 🔗 How I Made It: Boy from
>   Billericay played winnin...

Investor Director
Kanda
Jan 2020 – Present · 1 yr 5 mos
Warwick, England, United Kingdom

Representing investors in the Start-Up Series Fund and supporting rapid growth.

A secure payment solution to help tradespeople to get paid on time, take card payments and offer customer finance, whilst protecting customers.

Investor Director
zobi
Jan 2020 – Present · 1 yr 5 mos

Representing investors in the Start-Up Series Fund and supporting rapid growth.

Patent pending cybersecurity using artificial intelligence to discern between routine and non-routine communication between Internet of Things (IoT) devices on a network.

Investor Director
Vitrue Health
Apr 2019 – Present · 2 yrs 2 mos
London, England, United Kingdom

Representing investors in the Start-Up Series Fund and supporting rapid growth.

Smart motion detection and depth sensing hardware and software for occupational and physical therapists to improve the accuracy and efficiency of functional assessments.

Show 5 more experiences ∨

Education

Kingston University
BA Hons, Business Studies
1988 – 1992

Skills & endorsements

Strategy · 47
Endorsed by Julia Kessler Nix and Kix (She/Her), who is highly skilled at this

Marketing · 41
Endorsed by Julian Johnson and 5 others who are highly skilled at this

Entrepreneurship · 34
Endorsed by Julian Johnson and 1 other who is highly skilled at this

Show more ∨

Recommendations

Received (2)   Given (8)

Phil Bird   Paul helped me set up iChild.co.uk from scratch in 2008. He has

 CEO & Co-founder of Family
& Education and iChild
November 22, 2009, Paul worked
with Phil in the same group

been an outstanding mentor to both me and the management
team here. He has provided great advice and support to help our
business develop a sound commercial strategy. He keeps an eye
on us to make sure we're moving towards our end ga... See more

 **David Fish**
Chief Client & Business
Partner at GroupM
September 3, 2007, David worked
with Paul but at different
companies

Paul is a very professional and experienced business leader. He is
a pleasure to work with and his enthusiasm and dedication to
developing robust and sound commercial propositions is in an
inspiration to all those that have the opportunity to work with
him.

Interests

 Kingston University Alumni Association
20,990 members

 Kingston University
144,567 followers

 Tilney Group
14,843 followers

 Kingston Business School
4,923 members

 Coutts
44,562 followers

 Seed EIS Platform- The Investment Comm
83 members

See all